

April 15, 2024

Mike Ballardie
Chief Executive Officer
Connexa Sports Technologies Inc.
2709 North Rolling Road, Suite 138
Windsor Mill, MD 21244

      Re: Connexa Sports Technologies Inc.
          Form 10-K for Fiscal Year Ended April 30, 2023
          Filed March 25, 2024
          File No. 001-41423

Dear Mike Ballardie:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing